UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70050

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axegine Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 20th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Markus Witthaut 212-616-7710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laporte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Markus Witthaut _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Axegine Securities LLC _____ , as

of December 31, _____ , 20 20 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANTIAGO J BALBIN
Notary Public
Connecticut
My Commission Expires Jul 31, 2022

_____
Signature

CCO/FINOP _____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [✓] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXEGINE SECURITIES LLC

Audit of Financial Statements

December 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Contents



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Axegine Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Axegine Securities LLC (the Company) as of December 31, 2020, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Axegine Securities LLC's financial statements. The Supplemental Information is the responsibility of Axegine Securities LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2018.

Covington, LA
March 24, 2021

AXEGINE SECURITIES LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and Cash Equivalents	$	320,935
Prepaid Expenses		903
Total Assets	$	321,838
Liabilities and Member's Equity		
Liabilities		
Accounts Payable		52,930
Total Liabilities		52,930
Member's Equity		268,908
Total Liabilities and Member's Equity	$	321,838

The accompanying notes are an integral part of these financial statements.

AXEGINE SECURITIES LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Interest Income	$	-
Total Revenues		-
Expenses		
Employee Compensation and Benefits		97,936
Technology and Communications Expense		20,392
Professional Fees		12,465
Regulatory Fees and Expenses		16,677
Other Operating Expenses		182,380
Total Expenses		329,850
Net Loss	$	(329,850)

The accompanying notes are an integral part of these financial statements.

AXEGINE SECURITIES LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance - December 31, 2019	$	298,758
Net Loss		(329,850)
Contributions from Member		300,000
Balance - December 31, 2020	$	268,908

The accompanying notes are an integral part of these financial statements.

AXEGINE SECURITIES LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2020

Subordinated Liabilities - Beginning of Year	$	-
Increases		
Issuances of Subordinated Notes		-
Decreases		
Payment of Subordinated Notes		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

AXEGINE SECURITIES LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net Loss	$	(329,850)
Adjustments to Reconcile Net Loss to Net		
Cash Used in Operating Activities		
(Increase) Decrease in:		
Prepaid Expenses		150
Increase (Decrease) in:		
Accounts Payable		26,972
Net Cash Used in Operating Activities		(302,728)
Cash Flows from Financing Activities		
Contributions from Member		300,000
Net Cash Provided by Financing Activities		300,000
Net Decrease in Cash and Cash Equivalents		(2,728)
Cash and Cash Equivalents, Beginning of Year		323,663
Cash and Cash Equivalents, End of Year	$	320,935

The accompanying notes are an integral part of these financial statements.

Note 1.   Summary of Significant Accounting Policies

Business of the Company
Axegine Securities LLC (the Company), effective January 25, 2019, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed under the Limited Liability Company laws of the State of Delaware on February 21, 2017 and is a wholly owned subsidiary of Axegine Holdings LLC (Parent). The Company is a non-clearing broker and, as such, will enter an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Use of Estimates
The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company is a disregarded entity for income taxes purposes. Under this election, taxable income or loss of the Company flows to the Parent and is included in the tax returns of the Parent. As of December 31, 2020, the Company had no uncertain tax positions.

Risks and Uncertainties
The Company had amounts on deposit at banks as of December 31, 2020 of $320,935, which exceed the $250,000 federally insured limits by $70,935. The Company monitors cash balances, and the quality of the institution that it utilizes, on an ongoing and continuous basis to manage its risk with respect to cash.

Adopted Accounting Standards
Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendment modifies the disclosure requirements on fair value measurements based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2019. The Company adopted the standard in 2020 and it did not have an effect on the financial statements.

Note 1.   Summary of Significant Accounting Policies (Continued)

Future Application of Accounting Standards
Financial Instruments - Credit Losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, ("ASU 2016-13"). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments, including trade and other receivables, held-to-maturity debt securities and loans, and requires entities to use a new forward-looking expected loss model that will result in the earlier recognition of allowance for losses. This update is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for a fiscal year beginning after December 15, 2018, including interim periods within that fiscal year. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Under the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Company has temporarily delayed measuring credit losses on financial instruments under the new current expected credit losses (CECL) methodology effective January 2023. We have evaluated the impact of this standard on our financial statements, including accounting policies, processes and systems. Based on the nature of the Company's customer base and historical nature of losses, we do not expect the impact to be material upon adoption.

Note 2.   Related Party Transactions

Services Agreement
The Company has a continuing service agreement with it's Parent. The terms of the agreement grant the Company the benefit of certain employment related and overhead costs incurred by the Parent.

In return, the Company pays a servicing fee which is calculated based upon percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas.

For the year ended December 31, 2020, the Company incurred service agreement expenses included in cost of operations in the amount of approximately $329,850 in allocated operating expenses. At December 31, 2020, the Company was obligated to its Parent in the amount of approximately $52,930 which is included in Accounts Payable.

Note 3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company reflected net capital of approximately $268,005, which was in excess of its required net capital of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .20 to 1.

Note 4.   Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through March 24, 2021, the date these financial statements were available to be issued, and determined that no events occurred that requires disclosure.

No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

Note 5.   Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since inception, the Company has primarily been funded by capital contributions from its member, while it continues in the start-up phase.

As shown in the accompanying financial statements, the Company incurred a $329,850 loss for the year ended December 31, 2020, and as of that date amounts due to parent for direct expenses totaled approximately $52,930.

Together, these factors raised substantial doubt about the Company's ability to continue as a going concern. As of March 16, 2021, management has secured a commitment from a member of the parent to fund the operating expenses through capital contributions for one year after these financial statements are issued while the Company executes an action plan to generate revenues. At the same time, management intends to reduce operating expenses beginning in 2021. These factors alleviate the doubt about the Company's ability to continue as a going concern.

AXEGINE SECURITIES LLC
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
For the Year Ended December 31, 2020

Net Capital
Total Member's Equity	$ 268,908

Deductions and/or Charges
Non-allowed Assets:

Prepaid Expenses	903
	903

Net Capital	$ 268,005

Computation of Aggregate Indebtedness (A.I.)

Accounts Payable	$ 52,930
Ratio: Aggregate Indebtedness to Net Capital	.20 to 1

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 3,529
Minimum Dollar Net Capital Requirement	$ 100,000
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital	$ 168,005
Net Capital less 10% of Aggregate Indebtedness	$ 148,005

Statement Pursuant to 17a-5(d)(4)
There were no material differences between the net capital reported in the
Company's unaudited From X-17A-5 as of Decemeber 31, 2020 and the
Company's audited financial statements as of December 31, 2020.

AXEGINE SECURITIES LLC
Supplementary Information

Schedule II
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
For the Year Ended December 31, 2020

Axegine Securities LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Axegine Securities LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2020, Axegine Securities LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

Axegine Securities LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Axegine Securities LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2020, Axegine Securities LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

Axegine Securities LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Axegine Securities LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2020, Axegine Securities LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.



AXEGINE

Axegine Securities LLC's Exemption Report
December 31, 2020

Axegine Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Axegine Securities LLC

I, Markus Witthaut, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Compliance Officer and FINOP

February 8, 2021



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Axegine Securities LLC

We have reviewed management's statements, included in the accompanying Axegine Securities LLC Exemption Report, in which (a) Axegine Securities LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Axegine Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions) and (b) Axegine Securities LLC stated that Axegine Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Axegine Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Axegine Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.



LaPorte

A Professional Accounting Corporation

Covington, LA
March 24, 2021